U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person: Robert K. Ipson,
      48 West 300 South, #2303N, Salt Lake City, UT 84101

2.  Date of Event Requiring Statement (Month/Date/Year): 06/25/1999

3.  IRS or Social Security Number of Reporting Person (Voluntary):


4.  Issuer Name and Ticker or Trading Symbol: NATEX CORPORATION (NATX)


5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below (X) 10% Owner ( ) Other
     Title: President

6.  If Amendment, Date of Original (Month/Day/Year): N/A

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned


1. Title             2. Amount of           3. Ownership Form:         4.     Nature of
    of                 Securities               Direct(D)or               Indirect Beneficial
 Security           Beneficially Owned          Indirect(I)                   Ownership
 --------           ------------------         ---------------            -------------------
Common Stock           271,000                      D                            N/A
Common Stock            30,000                      I                     Shares held of record by Linda L.
                                                                           Ipson, spouse of Robert K. Ipson
Common Stock               800                      I                     Shares held of record by the Robert K.
                                                                           Ipson, IRA
Common Stock               500                      I                     Shares held of record by the Linda Lou
                                                                           Ipson, IRA

TABLE II - Derivative Securities Beneficially Owned


1.        2. Date Exer-          3. Title and Amount of     4. Conver-  5. Ownership  6.
            cisable and             Securities Underlying      sion or     Form of
            Expiration              Derivative Security        Exercise    Derivative    Nature
            Date                    --------------------       Price of    Security      of
Title of   (Month/Day/Year)                     Amount of      Deri-       Direct (D)    Indirect
Derivative ----------------                     Number of      vative      or In-        Beneficial
Security   Exercisable/Expiration   Title       of Shares      Security    direct (I)    Ownership
--------   ----------------------   -----       ---------      --------    ----------    ---------
Options    1/31/1998    1/31/2002   Common Stock   50,000       $ 1.00         D            N/A
Options    3/31/1998    3/31/2002   Common Stock   50,000       $ 1.00         D            N/A
Warrants   5/7/1999     3/30/2002   Common Stock   50,000       $ 1.00         D            N/A
Warrants   5/7/1999     3/30/2002   Common Stock   75,000       $ 1.00         I      Purchase Warrant held of
                                                                                      record by Linda L. Ipson,
                                                                                      spouse of Robert K. Ipson
Warrants   6/7/1999     6/6/2002    Common Stock  150,000       $ 1.00         D            N/A


Explanation of Responses:

Signature of Reporting Person: /s/Robert K. Ipson
Date: 7/9/99